March 24, 2011

VIA EDGAR
Ms. Pamela Long
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:          Global Cornerstone Holdings Limited
Amendment No.1 to Registration Statement on Form S-1
Filed March 11, 2011
File No. 333-172120

Dear Ms. Long:

Global Cornerstone Holdings Limited (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 23, 2011 regarding our Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) previously filed on March 11, 2011. A marked version of Amendment No. 2 to the Registration Statement (“Amendment No. 2”) is enclosed herewith reflecting all changes from the original Registration Statement. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Outside Front Cover Page of the Prospectus

1.	We note your response to comment 7 in our letter dated March 4, 2011 and reissue this comment in part, as you have not identified the purpose(s) of the purchases.

The Company notes the Staff’s comment and has revised its disclosure on the cover page to state that the purpose of such purchases would be to increase the likelihood of obtaining shareholder approval of the business combination, to satisfy the redemption threshold or to satisfy a closing condition in an agreement with a target that requires us to have a minimum amount remaining in the trust account at the closing of the business combination, where it appears that such requirement would otherwise not be met.

2.	We note your response to comment 10 in our letter dated March 4, 2011 and reissue this comment. Refer to Item 501(b)(8)(i) of Regulation S-K.

Item 501(b)(8)(i) of Regulation S-K requires "...Name(s) of the lead or managing underwriter(s) and an identification of the nature of the underwriting arrangements." We respectfully submit that the language on the cover in italics "sole book-running manager" above Citi's name accurately states the nature of the underwriting arrangements as required under Item 501(b)(8)(i) of Regulation S-K as Citi will be the sole managing underwriter of the offering of units for the Company.

Summary, page 1

General, page 1

Companies with Opportunity to Strengthen Management and Add Value, page 3

3.	We note your response to comment 19 in our letter dated March 4, 2011. We reissue the comment in part as you have not revised your disclosure to address the second sentence of the comment.

The Company notes the Staff’s comment and has revised its disclosure accordingly on pages 3 and 69.

The Offering, page 5

Redemption of public shares and distribution and liquidation if no business combination, page 19

4.
We note your response to comment 24 in our letter dated March 4, 2011. We reissue the comment in part as you have not revised your discussion to disclose the approximate dollar amounts that you believe the individuals are capable of funding.

The Company notes the Staff’s comment and has disclosed that we have not determined the approximate dollar amount such individuals are capable of funding on pages 19, 30, 81 and 137.

We are not registering the ordinary shares..., page 33

5.
We note your response to comment 30 in our letter dated March 4, 2011 and reissue this comment, as we disagree with your analysis that Section 3(a)(9) would be applicable to the warrant exercise. In this regard, we note that the exercise of a warrant would not be deemed an exchange of securities, but rather represents a new purchase decision. We also note that the warrant holder would be deemed to be paying additional consideration in the form of the warrants surrendered in lieu of cash. Finally, we note that Securities Act Rules C&DI 132.13 is not applicable.

We understand from other practitioners the Staff is issuing this comment with respect to a number of SPACs currently on file. Pending further discussion regarding this comment and the 3(a)(9) exemption with the Staff, we have revised the disclosure as we believe is appropriate.

Use of Proceeds, page 54

6.
We note the disclosure in footnote (2). Please revise the table of offering expenses to specifically identify this use of proceeds. Please also revise to provide the information required by Instruction 4 to Item 504 of Regulation S-K.

The Company notes the Staff’s comment and has revised its disclosure accordingly on page 55.

Exhibit 5.1

7.	The limitation set forth in the last paragraph under section 1 is not appropriate. Please have counsel revise its opinion to delete this limitation.

The Company notes the Staff’s comment and has had its counsel revise the opinion accordingly.

8.	The limitation stated in clause (d) of section 4 relates to facts ascertainable by counsel. Please have counsel revise its opinion to delete clause (d).

The Company notes the Staff’s comment and has had its counsel revise the opinion accordingly.

Exhibit 5.2

9.	Please have counsel delete clause (c) in opinion paragraph 2 since clause (a) appears to cover the same material.

The Company notes the Staff’s comment and has had its counsel revise the opinion accordingly.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact Stuart Neuhauser, Esq. at (212) 370-1300.

Very truly yours,

GLOBAL CORNERSTONE HOLDINGS LIMITED

By:	/s/ James D. Dunning, Jr.
James D. Dunning, Jr.
Chairman and Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP